KRAMER LEVIN NAFTALIS & FRANKEL llp

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

April 26, 2017

VIA EDGAR
Trace Rakestraw, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Fiera Capital Global Equity Fund (the “Fund”),
a series of Fiera Capital Series Trust (the “Trust”)
Registration Statement on Form N-1A
File Nos.: 333-215049 and 811-23220

Dear Mr. Rakestraw:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on April 19, 2017, relating to the Fund’s pre-effective amendment number 1 (“PEA No.1”) to the registration statement (the “Registration Statement”), filed on March 31, 2017.

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  The changes addressing these comments are reflected in the Fund’s pre-effective amendment number 2 to the Registration Statement being filed simultaneously with this correspondence.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Mr. Trace Rakestraw
April 26, 2017

General

1.	Please fill in all brackets and blanks in the Registration Statement.

The requested revision has been made.

Purchasing and Redeeming Shares

2.
Please revise the last sentence of the second paragraph of the “Share Class Alternatives” subsection to provide greater clarity regarding the different charges and how they differ for financial intermediaries.

The requested revision has been made.

Related Performance Information

3.	Please confirm that the Fund has records necessary to support the calculation of the performance information as required by Rule 204-2(a)(6).

Confirmed.

4.	Please add disclosure stating that the Other Investment Vehicle has substantially similar investment objectives and policies.

The requested revision has been made.

5.	With respect to the Other Investment Vehicle, please explain in correspondence which no-action letter the Fund is relying on, and clarify the disclosure accordingly.

The Fund is relying on Nicholas Applegate Mutual Funds (pub. avail. Feb. 7, 1997). The account disclosed is the only substantially similar account managed by Fiera, and the portfolio managers are the only employees of the Fiera that manage the substantially similar account. The requested revision has been made.

6.
Please revise the third to last sentence in the first paragraph of Appendix A, given the explanation of differences between the Fund and the Other Investment Vehicle contained in the following paragraphs.

The requested revision has been made.

7.	Please amend the last sentence of the second paragraph of Appendix A to remove the parenthetical.

The requested revision has been made.

8.	Please confirm that the “actual fees and expenses” which are reflected in the Other Investment Vehicle’s performance information reflects any sales loads.

Confirmed.

9.
Please revise the second to last sentence of the last paragraph on page A-1 to note that there are diversification requirements which may be different, as well as certain other restrictions imposed by the 1940 Act and the Internal Revenue Code.

The requested revision has been made.

10.	Please delete “of the Fund,” in the last sentence on page A-1.

The requested revision has been made.

Mr. Trace Rakestraw
April 26, 2017

11.	Please revise the title of the first chart to state “Monthly Net Return of the Other Investment Vehicle” and move that chart below the “Average Annual Total Returns” chart.

The requested revisions have been made.

12.	Please confirm that the standardized SEC method used to calculate performance, and if not, disclose how it was calculated and how it differs from the standard SEC method.

Confirmed.

13.	Please revise the parenthetical after “Average Annual Total Returns” to state “(For the Period Ended December 31, 2016).”

The requested revision has been made.

14.	Please insert the inception date of the Other Investment Vehicle after “Since Other Investment Vehicle Inception” in the “Average Annual Total Returns” chart.

The requested revision has been made.

15.	Please confirm whether the portfolio managers have the same degree of discretion in advising the Fund as they do in advising the Other Investment Vehicle.

Confirmed.

16.	Please add dates for the information contained in footnotes 2 and 3 with respect to the constituents of the two indices.

The requested disclosure has been added.

Statement of Additional Information

17.	Please amend the disclosure in the last sentence of the “Custodian” subsection on page S-28 to provide greater clarity with respect to fees.

The requested revision has been made.

Part C

18.	Please confirm that all trustees will be signing the next registration statement.

Confirmed.
*          *          *          *          *

Mr. Trace Rakestraw
April 26, 2017

In addition to the above, the Fund acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen